UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        The GAAP financial statements included in the press release attached hereto as Exhibit 99.1 are hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284

6-K Items

1. Press release dated October 24, 2007 re Attunity Reports Third Quarter 2007 Results

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: October 29, 2007

Attunity Reports Third Quarter 2007 Results

The Company expects to become Non GAAP operationally profitable in Q1 2008

BURLINGTON MA, October 24, 2007 – Attunity Ltd (NASDAQCM: ATTU) a leading provider of enterprise-class software for application and data integration, and workplace solutions in the Composite Applications market, today reported its unaudited financial results for the third quarter ended September 30, 2007.

Key financial metrics for the third quarter of 2007:

—	Revenues: $2,543,000, a decrease of 14% compared to $2,966,000 in the third quarter of 2006.

—	Net Loss - GAAP: $1,757,000, compared to $1,788,000 in the third quarter of 2006, an improvement of 2%.

—	Net Loss – Non GAAP: $1,472,000, compared to $1,464,000 in the third quarter of 2006, a decrease of 1%. Non-GAAP net loss excludes equity based compensation expenses (1), software development costs capitalization and amortization (2) and amortization of debt discount and deferred charges (4).

—	Net Operating Loss - GAAP: $1,401,000, compared to $1,504,000 in the third quarter of 2006, an improvement of 7%.

—	Net Operating Loss – Non GAAP: $1,328,000, compared to $1,368,000 in the third quarter of 2006, an improvement of 3%. Non-GAAP operating loss excludes equity based compensation expenses (1) and software development costs capitalization and amortization (2).

—	Net Loss per Diluted Share - GAAP: $0.08, compared to $0.09 in the third quarter of 2006.

—	Net Loss per Diluted Share – Non GAAP: $0.06, compared to $0.07 in the third quarter of 2006. Non-GAAP loss per Diluted Share excludes equity based compensation expenses (1), software development costs capitalization and Amortization (2) and amortization of debt discount and deferred charges (4).

(1) “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“Seasonality makes Q3 typically our weakest quarter during the year, and this Q3 was no exception”, stated Aki Ratner, Attunity CEO. “However, we made some strategic decisions during this quarter, to accelerate our path to profitability. We know that we have significant technological leadership in our products, and therefore had some flexibility in restructuring associated costs, to achieve an expense base that is better aligned, and a platform from which to grow the business. This restructuring process that was completed during October will result in cost reduction of approximately 25%, attributed mainly to reduction in our work force. The changes should have no impact on our ability to grow sales, but will slow some of our development plans in the near term. Given our technological lead we do not envisage that this will have undue impact.”

Highlights of the Quarter

—	Significant customer wins across the world such as American International Group Inc (AIG), Fugi Xerox, Express Scripts and Bank Leumi

—	Launched Attunity InFocus 2.2, further extending functionality in collaboration, messaging, information access, knowledge, journaling and ease/speed of delivery

—	Further advanced industry solution focus around Compliance and Risk (Financial Services), and Supply Chain exception management (manufacturing and logistics)

—	Initiated future OEM partnership discussions with very large software vendor

“We are seeing some excellent wins and exciting implementations around our strategic product Attunity InFocus, and expect to obtain our first significant repeat sale from an existing InFocus customer, sometime during Q4", continued Mr. Ratner. “As a result of the cost reduction measures taken, we now expect to be Non GAAP operationally profitable in the first quarter of 2008"

Attunity Conference Call

The company has scheduled a conference call and simultaneous Web cast on Wednesday, October 25, 2007, at 10 a.m. EST. To participate in the call, U.S. callers can dial 866.356.3093 and international callers can dial +1.617.597.5381 and enter the pass code 57751343 five minutes prior to the start time. The call will be available for replay through November 24th, 2007 by dialing 888.286.8010 (in the US) or 1.617.801.6888 (international) and entering the pass code 17211882. This call will also be broadcast live on the Internet. To register and view the Web cast, go to www.attunity.com/investor_relations. An online replay will be available approximately two hours after the call.

About Attunity

Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQCM: ATTU) is now one of the leading innovators in the Composite Applications space, delivering workplace-solutions with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels by helping focus their judgment, experience and knowledge on resolving business problems, exceptions and issues that tend to dominate their day.

With successful deployments at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, and through a network of local partners. For more information, about Attunity’s products, services and solutions please visit us at www.attunity.com.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R, non-cash capitalization and amortization of software development costs in accordance with SFAS 86, non recurring expenses related to the disposal of subsidiaries in France and Australia, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss the impact of our restructuring process on our ability to grow sales, and on our development plans, or when we discuss our expectations to obtain our first significant repeat sale from an existing InFocus customer, sometime during Q4 and to be Non GAAP operationally profitable in Q1 of 2008, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; our inability to satisfy Nasdaq’s requirements for continued listing; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2007	December 31, 2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,539	$5,080
Restricted cash	152	143
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 55 and $ 31 at
September 30, 2007 and December 31, 2006, respectively)	1,227	2,829
Other accounts receivable and prepaid expenses	549	632
Assets of discontinued operations	-	33

Total current assets	4,467	8,717

LONG-TERM PREPAID EXPENSES	85	102

SEVERANCE PAY FUND	1,068	925

PROPERTY AND EQUIPMENT, NET	749	939

SOFTWARE DEVELOPMENT COSTS, NET	4,393	4,434

GOODWILL	6,278	6,118

DEFERRED CHARGES AND OTHER LONG TERM ASSETS, NET	478	118

Total assets	$17,518	$21,353

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2007	December 31, 2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$18	$2,022
Trade payables	524	523
Deferred revenues	2,724	2,454
Employees and payroll accruals	1,043	1,260
Accrued expenses and other liabilities	812	1,077

Total current liabilities	5,121	7,336

LONG-TERM LIABILITIES:
Convertible debt	928	418
Long-term debt	2,013	23
Accrued severance pay	1,369	1,264

Total long-term liabilities	4,310	1,705

SHAREHOLDERS' EQUITY:
Share capital	720	720
Additional paid-in capital	103,840	102,772
Accumulated other comprehensive loss	(523)	(569)
Accumulated deficit	(95,950)	(90,611)

Total shareholders' equity	8,087	12,312

Total liabilities and shareholders' equity	$17,518	$21,353

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited		Unaudited

Revenues:
Software licenses	$4,317	$5,128	$949	$1,307
Maintenance and services	4,956	4,966	1,594	1,659

	9,273	10,094	2,543	2,966

Operating expenses:
Cost of revenues	1,681	1,872	521	609
Research and development, net	3,086	2,868	921	952
Selling and marketing	6,311	6,919	1,945	2,133
General and administrative	1,966	2,331	557	776
Termination benefit in connection with disposal of
subsidiaries and termination of employment	761	-	-	-

Total operating expenses	13,805	13,990	3,944	4,470

Operating loss	(4,532)	(3,896)	(1,401)	(1,504)

Financial expenses, net	(793)	(642)	(338)	(250)
Other income	39	-	-	2

Loss before income taxes	(5,286)	(4,538)	(1,739)	(1,752)
Taxes on income	(53)	(99)	(18)	(36)

Net loss	$(5,339)	$(4,637)	$(1,757)	$(1,788)

Basic and diluted net loss per share	$(0.23)	$(0.26)	$(0.08)	$(0.09)

Weighted average number of shares used in computing basic and
diluted net loss per share	23,181	18,041	23,196	18,411

RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited

GAAP operating loss	$(4,532)	$(3,896)	$(1,401)	$(1,504)
Stock based compensation (1)	508	705	118	226
Software development costs capitalization
and amortization (2)	78	(227)	(45)	(90)
Termination benefit in connection with disposal of subsidiaries in
France and Australia (3)	761	-	-	-

Non-GAAP operating loss	$(3,185)	$(3,418)	$(1,328)	$(1,368)

GAAP net loss	$(5,339)	$(4,538)	$(1,757)	$(1,788)
Stock based compensation (1)	508	705	118	226
Software development costs capitalization
and amortization (2)	78	(227)	(45)	(90)
Termination benefit in connection with disposal of subsidiaries in
France and Australia (3)	761	-	-	-
Financial expenses (4)	620	560	212	188

Non-GAAP net loss	$(3,372)	$(3,500)	$(1,472)	$(1,464)

GAAP basic and diluted net loss per share	$(0.23)	$(0.26)	$(0.08)	$(0.09)
Stock based compensation (1)	0.02	0.04	0.01	0.01
Software development costs capitalization
and amortization (2)	*)	(0.01)	*)	*)
Termination benefit in connection with disposal of subsidiaries in
France and Australia (3)	0.03	-	-	-
Financial expenses (4)	0.03	0.03	0.01	0.01

Non-GAAP basic and diluted net loss per share	$(0.15)	$(0.20)	$(0.06)	$(0.07)

Weighted average number of shares used in computing basic
and diluted net loss per share	23,181	18,041	23,196	18,411

*) Less than 0.01 per share

(1) Equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and
development"	$112	$154	$28	$51
Equity-based compensation expense included in "Selling
and marketing"	153	180	46	50
Equity-based compensation expense included in "General and
administrative"	243	371	44	125

	$508	$705	$118	$226

(2) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	$(933)	$(1,031)	$(382)	$(358)
Amortization	1,011	804	337	268

	$78	$(227)	$(45)	$(90)

(3) During March 2007, the Company decided to terminate the employment of all its employees in France and Australia.

(4) Financial expenses:
Amortization of debt discount	$510	$298	$171	$100
Amortization of deferred charges	110	262	41	88

	$620	$560	$212	$188